Exhibit 99.2

Consent of Qualified Person

October 22, 2018

To:	British Columbia Securities Commission Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Registrar of Securities, Government of Yukon

Superintendent of Securities, Government of the Northwest Territories,

Office of the Superintendent of Securities, Government of Nunavut

Re: Consent to Filing of Technical Report

I, Michael P. Cullen, P.Geo., consent to the public filing by NorZinc Ltd. of the Technical Report titled “NI 43-101 Technical Report and Updated Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond Property, Central Newfoundland, Canada” (the “Technical Report”) with an effective date of September 20, 2018.

I also consent to the use of any extract from, or a summary of, the Technical Report in the October 24, 2018 news release of NorZinc Ltd. (the “News Release”)

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd of October, 2018 Original signed and stamped by:

“Michael P. Cullen, P. Geo.”

__________________________________

Michael P. Cullen, P. Geo.